Exhibit 1.24

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

Quality, trust and social commitment

Inside information

CaixaBank, S.A. (“CaixaBank”) hereby reports that it has decided to issue perpetual preferred securities contingently convertible into newly issued ordinary shares of CaixaBank (Additional Tier 1) with exclusion of pre-emption rights for a nominal value of €750 million (the “Issue”) which terms have been determined on the date hereof.

The preferred securities will be issued at par value and their remuneration, which is discretionary and subject to certain conditions, has been fixed at an annual 5.875% until 9 April 2028. Thereafter, it will be revised by applying a spread of 634.6 basis points above the 5-year EUR Mid Swap Rate. Such distributions will be payable quarterly in arrears.

The preferred securities are perpetual, although they may be redeemed in certain circumstances at CaixaBank’s option, and, in any case, are to be converted into newly issued ordinary shares of CaixaBank if the common equity Tier 1 (CET1) ratio of CaixaBank or of the CaixaBank Group falls below 5.125%. CET1 ratios are calculated in accordance with Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms. The conversion price of the Preferred Securities would be the highest of: (i) the average of the daily volume-weighted average prices of an ordinary share of CaixaBank on each of the five consecutive dealing days ending on the date on which the conversion event is announced, (ii) €1.209 (the Floor Price), and (iii) the nominal value of an ordinary share of CaixaBank at the time of conversion (as of today, the nominal value of an ordinary share is €1).

The Issue has been offered exclusively to professional investors and eligible counterparties, expressly excluding retail investors.

Application for admission to trading on AIAF Mercado de Renta Fija will be submitted.

The preferred securities shall be included as Additional Tier 1 of CaixaBank and CaixaBank Group in accordance with the applicable solvency regulation.

Capital ratios of CaixaBank Group as of 30 June 2020 as a percentage of risk-weighted assets, and pro-forma the Issue are as follows:

	Capital Position 30 June 2020	Capital Position Post AT1 issue
CET1	12.3%	12.3%
CET1 without transitional IFRS9	11.8%	11.8%
Tier 1	13.8%	14.3%
Capital Total	16.0%	16.5%
MREL(1)	23.3%	23.8%

____________________

(1) Pro-forma the €1bn social COVID-19 senior preferred bond issuance in July 2020

CaixaBank informs that, following the approval and registration by the CNMV of the prospectus for the admission to trading of the preferred securities, the directors’ report and the auditor’s report, which are required pursuant to article 511 of the Spanish Companies Act, will be on display at CaixaBank’s corporate website (www.caixabank.com). These reports will be released in the next General Shareholders’ Meeting of CaixaBank.

1 October 2020

Important Information

This material fact does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The Securities described above

1

Quality, trust and social commitment

have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such Securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

As included in the documentation related to the offer of the Securities, other restrictions apply in certain jurisdictions, such as the United Kingdom, Spain, Switzerland, Belgium, Canada, Singapore, Italy and Hong Kong.

Restrictions on Marketing and Sales to Retail Investors

The Securities are not intended to be sold and shall not be sold to retail clients in the European Economic Area, as defined and/or applied, as the case may be, in the rules set out in (i) the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (as amended or replaced from time to time) (the “PI Rules”), (ii) Regulation (EU) 1286/2014 on key information documents for packaged and retail and insurance-based investment products (the “PRIIPs Regulation”) and (iii) Directive 2014/65/EU on markets in financial instruments (as amended) (“MiFID II”), other than in circumstances that do not and will not give rise to a contravention of those rules by any person. No key information document (“KID”) under the PRIIPs Regulation has been prepared.

2